MATERIAL CHANGE REPORT

1. Reporting Issuer
International Royalty Corporation 10 Inverness Drive East Suite 104 Englewood, Colorado USA 80112

2. Date of Material Change

August 15, 2005.

3. Press Release

A press release describing the material change was issued on August 16, 2005 and has been filed on SEDAR.

4. Summary of Material Change

As required by Canadian generally accepted accounting principles, International Royalty Corporation (the “Company”) recorded an adjustment to the purchase price of the Voisey’s Bay royalty and to its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes.

5. Full Description of Material Change

As required by Canadian generally accepted accounting principles, the Company recorded an adjustment to the purchase price of the Voisey’s Bay royalty and to its Hunter Royalty Portfolio to reflect the fact that the Company has no amortizable basis in these assets for Canadian income tax purposes. The effect of the adjustments is to increase the value of the respective royalty interests and to record an offsetting adjustment to future income taxes. This adjustment will have no impact on either past or future cash flows of the Company. Recording of the future income tax liability has also resulted in the recognition of tax benefits related to the Company’s tax net operating losses, and certain expenses of the IPO and the Unit Offering. Details of the balance in future income taxes at June 30, 2005 is as follows:

(in thousands of US$)
Adjustment to royalty interest in mineral properties	$77,954
Adjustment to common shares to reflect the tax deductibility of
expenses of the offering	(3,877)
Future income tax expense	82

$74,159

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

This material change report is not being filed on a confidential basis.

7. Omitted Information:
No material information has been omitted.
8. Senior Officer

If further information is needed, please contact Douglas B. Silver, Chairman and CEO: (303) 799-9020 or Douglas J. Hurst, President: (250) 352-5573, info@internationalroyalty.com.

9. Date of Report
August 18, 2005.